Contact

www.linkedin.com/in/dr-kenneth-kohn-4831037 (LinkedIn)
kohnandassociates.com (Company)

Top Skills

Medical Devices
Biotechnology
Patent preparation

Dr. Kenneth Kohn

Aitia app.com
Farmington, Michigan, United States

Summary

Co-founder of OptimDosing, creator of cloud based platforms for advancing the practice of medicine utilizing AI and regression analysis to intelligently dose single and multiple drugs safely and efficaciously and detecting triggers of adverse events such as migraines, seizure's, IBS/IBD, and infectious diseases.

Senior IP counsel, specializing in areas of biotechnology, chemical technology, medical devices, and related IT. Extensive experience with patent preparation and prosecution, license drafting and negotiations, due diligence for investors and portfolio owners, and business counselling. Pleasure to introduce clients to clients having synergistic capabilities. Examples of past clients are Harvard Schools and med school, MIT, Northwestern University, Pfizer, Dow Corning, Whatman, University of South Florida, Yeda, Yissum and many others.

Partner at Strategius Partners assisting technology companies with raising capital through potential investors, licensees, and M&A and finding tehnology investments for investors and corporate clients, mainly in the areas of pharma, biotech, medical devices, and IT.

Managing partner of Prebiotic Health Sciences. Research and development company based on anti-inflammatory, lipid metabolism altering, and tumor growth suppression properties of a family of probiotics.

Partner in DermaDrive, a research and development company based on a topical delivery substrate for biologics.

Experience

OptimDosing LLC
Co-Founder
March 2019 - Present (6 years 7 months)

Farmington Hills, MI

We have developed and prototyped a smart dosing platform for assisting doctors with safely and efficaciously dosing single and multiple drugs for patients. We have launched a second platform which detects triggers for adverse events, such as migraine, IBS/IBD, seizures, and infectious diseases. We have developed relationships with pharma, insurer, medical device, big data, and electronic medical record companies. They will assist us in gathering our data, being payor approved, and integrating to existing EHRs or as a stand alone platform, as well as conducting clinical verification. We have further successfully launched a symptom gathering app, presently directed at Covid. It is a free app being used around the world. This was followed up by our release of Back to Work and Back to School symptom tracking apps. These apps efficiently and cost effectively allow businesses, firms, and schools to monitor symptoms of those entering the premises, fulfilling many government mandated guidelines.

Prebiotic Health Sciences
Managing Partner
March 2012 - Present (13 years 7 months)
New York, New York, Farmington Hills, MI

Managing business development and negotiating strategic partnerships with major Pharma and beverage/food corporations. PHS has developed prebiotic approach to reducing inflammation, positively affecting lipid metabolism, prevention of weight gain, and synergy with antibodies. We have initiated development, marketing, and distribution of our first beverage, a prebiotic water product.

Kohn & Associates
Owner
August 1995 - Present (30 years 2 months)
Farmington Hills, MI

All aspects of senior IP counsel, including patent application preparation and prosecution, litigation, and counseling. Areas of expertise include mechanical, chemical, biotech, and software, specializing in therapeutics, diagnostics and devices. I have worked with large corporations, universities, hospitals, and start ups. I have conducted due diligence for owners of patent portfolios and investors. This has led me to assisting clients with management, networking, and developing product pipelines, as well as licensing technology. I have also assisted clients with regulatory approval processes.

HydraQuip
Partner
August 2016 - March 2019 (2 years 8 months)
Detroit, Michigan

Development of hydraulics and pneumatics and related products. Presently developed and prototyped third generation fuel hose and also new tubing/liner as solution to Flint water problem.

Ganderland and Associates
Senior Advisor and IP Counsel
July 2015 - March 2019 (3 years 9 months)
New York, NY

We have developed a therapeutic for the treatment of MS. We are presently preparing to obtain an IND, bypass a Phase 1 trial, and initiate our Phase 2 trial.

Kardiatonos
CEO
December 2014 - August 2017 (2 years 9 months)
Rochester, Michigan

KohnBros
Partner
2012 - 2014 (2 years)

Strategius
Partner
2011 - 2012 (1 year)

Reising, Ethington, Barnard, Perry,and Milton
Partner
January 1983 - July 1995 (12 years 7 months)

Senior partner specializing in biotechnology, medical technology, and medical devices and related software.

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Education

Wayne State University Law School
JD · (1979 - 1982)

Wayne State University School of Medicine

Doctor of Philosophy (PhD), Pharmacology · (1975 - 1979)

Wayne State University School of Medicine

Doctor of Philosophy (PhD), Pharmacology · (1975 - 1979)